

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3010

June 1, 2009

Mr. Neil A. Cotty
Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

   **Re: Merrill Lynch & Co., Inc.
     Form 10-K for the year ended December 31, 2008
     Form 10-Q for the quarter ended March 31, 2009
     File No. 001-07182**

Dear Mr. Cotty:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1 – Business, page 3

1. We note that as of December 26, 2008, the company held a 50% interest in BlackRock. We also note that on January 1, 2009, Bank of America Corporation (BoA) acquired the company. Based upon various press releases, we note that in connection with the acquisition between BoA and the company, BlackRock

Neil A. Cotty
Merrill Lynch & Co., Inc.
June 1, 2009
Page 2

entered into an exchange agreement with the company to exchange a portion of
its BlackRock voting common stock it held for non-voting preferred stock.
Following the closing of this exchange on February 27, 2009, the company
owned approximately 4.9% of BlackRock's voting common stock, respectively.
Please tell us what consideration was given in disclosing this information as a
subsequent event. Also explain to us the business purpose of the company for
exchanging its voting common stock of BlackRock for non-voting preferred
stock.

2.   We note that you are currently accounting for your interest in BlackRock using
the equity method. Please tell us how you have accounted for your interest in
Black Rock subsequent to the exchange agreement, as described above.

Item 1A. Risk Factors page 5

3.   Please provide us with a more detailed discussion of the following risks, and
confirm that you will provide similar disclosure in your future filings:

- *Business and economic conditions* (page 5) – The description of this risk is
vague and generic. Identify the specific adverse effects that you have
experienced as a result of deteriorating economic conditions.

- *Soundness of other financial institutions* (page 6) – Quantify the amount of
your exposure to derivative transactions as of the end of the period.

- *Credit concentration risk* (page 8) – Quantify your exposure to risk with
respect to the mortgage markets by disclosing the percentage of your overall
credit portfolio represented by these markets.

- *Declining asset values* (page 10) – Quantify the decline in the value of your
assets in 2008 and the resulting negative impact on your earnings. In addition,
please identify the portion of your overall portfolio that is subject to marked-
to-market valuations.

Item 3. Legal Proceedings, page 13

4.   We note that you have provided the required disclosure by cross-reference to
Note 11 to the financial statements. For each material legal proceeding, please
describe to us and quantify the relief sought by plaintiffs or the amount of your
portion of any settlement. Refer to Item 103 of Regulation S-K. Confirm that
you will provide comparable disclosure in your future filings.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

5.   Please provide us with information regarding your recent sales of unregistered securities, as required by Item 5 of Form 10-K and Item 701 of Regulation S-K, or confirm that you had no unregistered sales during the last fiscal year. We note your disclosure on page 19 relating to a number of capital transactions, and it is not clear whether these were registered transactions. Confirm that you will provide comparable disclosure in your future filings, as applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16

Company Results, page 18

6.   Please provide a description of the types of factors that management considers in making credit valuation adjustments and confirm that you will provide similar disclosure, as applicable, in future filings.

Liquidity Risk, page 42

7.   Please tell us, and disclose in future filings, the material terms and conditions, including the interest rate, payment dates, and expiration date, of your $75 billion revolving unsecured credit line from Bank of America. Also, please tell us why you have not filed the credit agreement as an exhibit to your annual report.

8.   We note that you participate in both the FDIC Temporary Liquidity Guarantee Program and Commercial Paper Funding Facility and that, beginning in October 2008, you have begun utilizing these programs. Please tell us, and disclose in future filings, your level participation in the programs by quantifying the amounts of guaranteed commercial paper you have issued, as well as the amount of funding you have received under the programs.

Financial Statements and Notes

Note 3 – Fair Value page 80

Recurring Fair Value, page 81

9.   Refer to the third paragraph on page 83. We note that your disclosure describing the primary causes of the Level 3 transfers in and out appears to be vague. Please tell us what consideration you gave to including a discussion of the

specific significant inputs that became observable and unobservable for transfers in and out of Level 3, respectively, in your disclosure.

10.　　We note recent market conditions have caused certain instruments to be reclassified to Level 3. As the valuation of Level 3 instruments requires significant judgment by management, please tell us what consideration you gave to providing a sensitivity analysis related to the valuation of these instruments.

Note 11 – Commitments, Contingencies, and Guarantees, page 123

Guarantees, page 131

11.　　For credit protection sold and credit protection purchased, please tell us and consider disclosing the extent to which the derivative activity was for the following purposes:

- Provide default risk protection to offset credit exposure to your holdings of the related reference entity's debt in your loan portfolio, investment portfolio, or loan commitments outstanding;
- Create new credit exposure for your own trading purposes;
- Reflect credit exposures taken for the benefit of your clients; and
- Provide an offset to credit exposure taken for the benefit of clients.
- Further, discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

12.　　In addition to the above, please tell us and consider disclosing the following information related to your credit default swaps:

- Separately quantify the gross realized gains and losses from your credit derivative activity.
- Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant changes in the notional amounts as well as the reasons for the changes in the fair values of the swaps. Discuss any expected changes to those trends.
- Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.
- Discuss how you incorporated your own credit risk and the counterparty's credit risk in your valuation of the credit derivative.

Standby Letters of Credit and Other FIN 45 Guarantees, page 134

13.   Refer to the third paragraph. We note that there is currently approximately
$36 billion of outstanding loans that First Franklin sold in various asset sales and
securitization transactions where management believes the company may have
an obligation to repurchase the asset or indemnify the purchaser against the loss
if claims are made and it is ultimately determined that there has been a material
breach related to such loans. As a result, the company recognized a repurchase
reserve liability of approximately $560 million. Please advise how your reserve
considers costs that you may incur from your obligation to reacquire loans from
the securitization which is accounted for as a financing. Such costs may include
any missed interest payments, any premium paid by the investor for the loan, and
any amounts paid to the investor for the remaining principal balance that are
above the fair value of the loan.

Item 9A. Controls and Procedures, page 157

14.   Due to certain material weaknesses, we note during 2008 certain intercompany
derivative transactions were not properly recorded in the consolidated financial
statements and that these items were corrected in the Form 10-K. Please clarify
if these material weaknesses impacted the quarterly results filed in the Forms 10-
Q during 2008. In addition tell us how these weaknesses were reflected in your
evaluation of disclosure controls and procedures and internal controls over
financial reporting for those periods. Lastly, given the controls were not
operating effectively, please advise us how it was discovered that these
transactions were not properly accounted for and reflected in the financial
statements.

15.   Please describe to us in more detail the steps you took to cure the deficiencies.
Also, please provide us with a more detailed description of your remediation
plan to ensure that controls related to these material weaknesses are strengthened
and will operate effectively.

Changes in Internal Control over Financial Reporting, page 158

16.   Please tell us your basis for stating that no change in ML & Co.'s internal control
over financial reporting occurred during the fourth fiscal quarter of 2008,
considering that the material weaknesses have been corrected and that you are
actively engaged in the development of a remediation plan.

Item 15. Exhibits and Financial Statement Schedules, page 163

17.   Refer to Exhibit 10.2 on the Exhibit Index, which is a Letter Agreement, dated October 26, 2008, between the United States Department of the Treasury and ML & Co. We note that Annexes A ("Form of Certificate of Designations") and D ("Form of Warrant") do not appear in the agreement as filed with your 3Q08 10-Q. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report.

Form 10-Q for the quarter ended March 31, 2009

Note 9 – Loans, Notes, Mortgages and Related Commitments to Extend Credit, page 55

18.   We note that in connection with Merrill Lynch's acquisition by Bank of American certain loans were subject to the requirements of SOP 03-3. Clarify to us how you have complied with the disclosure requirements of paragraph .16(b) of SOP 03-3 as it requires additional disclosure of the allowance for uncollectible accounts relating to these loans subject to SOP 03-3.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

U.S. ABS CDO and Other Mortgage-Related Activities, page 79

U.S. Sub-prime, page 79

19.   We note your U.S. sub-prime mortgage related activities had a net exposure of ($504) million as of March 31, 2009. Explain to us how your evaluation of such activities resulted in a negative net exposure.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Angela McHale, Staff Attorney at (202) 551-3402, Karen Garnett, Assistant Director at (202) 551-3785, Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief